2100 Highway 55
Medina, MN 55340-9770
763-542-0500 office
763-542-0595 fax

January 31, 2011	FOIA Confidential Treatment of Limited Portions
Requested by Polaris Industries Inc, pursuant to
Rule 83 (17 C.F.R. § 200.83)

Mr. Lyn Shenk, Branch Chief	BY EDGAR AND MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Polaris Industries Inc Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 01-11411
Dear Mr. Shenk:
     On behalf of Polaris Industries Inc. and its wholly owned subsidiaries (collectively, the “Company” or “Polaris”), we hereby submit our response to the comment received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated January 4, 2011.
     Please note, pursuant to Rule 83 of the Commission’s Rules on Information and Requests 17 C.F.R. § 200.83 (“Rule 83”), the Company has requested confidential treatment for the information attached to this letter as Supplement A. Such Supplement A has been omitted and filed separately with the Commission. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request. If you have any questions regarding the request, please contact the undersigned via telephone at 763.542.0542 or fax at 763.847.8293.
Form 10-K for Fiscal Year Ended December 31, 2009
Comment:
1.	We note your response to prior comment 2. Please provide us with a long term analysis on both a historical and expected future results basis that supports your conclusion that the economic characteristics of the three operating segments are similar in regard to the gross profit percentage. In so doing, indicate the period of time covered by the historical and future periods. If expected results for future periods are the primary basis for your conclusion, and expected future results differ from historical trends, please explain to us

Securities and Exchange Commission
January 31, 2011

the reason for any difference and why the future results are a better indicator of similarity among the operating segments than the historical trends.
Response:
     Per the Commission Staff’s request, we supplementally provide as Supplement A, a long-term analysis of the Company’s sales and gross profit percentage on both a historical basis and expected future results basis that supports our conclusion that the economic characteristics of our three operating segments are similar (Polaris has requested confidential treatment of Supplement A pursuant to Rule 83). Included in the enclosed analysis are historical actual sales and gross profit percentage data for each of our three operating segments, Snowmobiles, Off-road Vehicles (“ORV”), and On-road Vehicles, beginning with the year 2003 through 2010. Additionally, we have included the same information for the Company’s budget for 2011 and the Company’s Long Range Plan (“LRP”) projected future results for 2012 through 2015.
     In analyzing the Company’s operating segments in accordance with the criteria of ASC 280, we are using gross profit percentages as the measurement for similar economic characteristics. The Snowmobile and ORV operating segments’ gross profit percentages are similar in the historical periods of 2003 through 2010 and these gross profit percentages converge even closer when considering the 2011 budget and the LRP 2012 through 2015 projected future results shown in Supplement A. Absent the impact of significant costs the Snowmobiles business unit experienced related to warranty claims and a voluntary snowmobile engine upgrade program to improve customer satisfaction, the gross profit percentage for snowmobiles would have been closer to ORV during the most recent several years. During the 2005 to 2010 time period, these warranty issues resulted in incremental warranty costs that caused an average of 570 basis points (ranging from 270 to 740 basis points) dilution in the reported Snowmobiles business unit’s gross profit percentage. The Snowmobiles business unit has resolved these issues and reduced these costs through quality improvement processes similar to those used in our other business units. These process improvements and cost reductions are in turn, contributing to the expected improvement in the Snowmobiles business unit’s gross profit percentages in the 2011 budget and the LRP 2012 through 2015 projected future results shown in Supplement A. As our customers regain their confidence in our snowmobile brand promise of quality and performance, we expect continued and sustainable improvements in the Snowmobiles business unit gross profit percentages such that they will return to the gross profit percentage achieved prior to 2005 and remain similar to ORV gross profit percentages.
     We want to highlight for the Commission Staff that we have disclosed in past quarterly and annual filings with the Commission the Snowmobiles business unit quality issues referred to above, as they occurred in the 2005 through 2010 time period. We disclosed these issues so that the users of our financial statements could better understand the specific events and financial impact of the quality issues on the Snowmobiles business unit. By way of example, in Item 7 of the Company’s 2005 Form 10-K, we disclosed the following in the gross margin paragraph under Results of Operations: “Warranty expenses increased 38 percent to $36.3 million for the year ending December 31, 2005 compared to $26.3 million in the prior year. The increase in warranty expense in 2005 is the result of higher warranty claims, primarily for snowmobiles”. Similar disclosures can be found in the Company’s quarterly and annual filings in years subsequent to 2005 where applicable.

Securities and Exchange Commission
January 31, 2011

     Our analysis has focused primarily on the Snowmobiles and ORV segments, as sales associated with the On-road Vehicle segment have been less significant ranging from 4 percent to 8 percent of total Company sales for the historical years presented in Supplement A, and On-road Vehicles gross profit as a percentage of the total Company has been in a similar percent range as sales for those historical years. The On-road Vehicles business unit is a less material business and is still developing its presence in certain global markets and is investing to fill out its product line throughout the various industry market segments. Therefore, taking into account the inefficiencies associated with a development stage business, it is expected that the gross profit percentages would be lower historically and increase over time as the business unit grows and gains scale, market share and improved efficiency, as reflected in the forward looking information in Supplement A, and over time approach the other business units gross profit percentages.
     Based on the above analysis, we believe that our three operating segments meet the requirements for aggregation as outlined in ASC 280 and, therefore, separate reporting of segment information would not help users of the Company’s financial statements better understand its performance, better assess its prospects for future net cash flows, or make more informed judgments about Polaris as a whole.
     In responding to the Commission Staff’s questions and comments, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings,

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the Commission Staff finds this letter to be fully responsive to the remaining concerns raised in your January 4, 2011 letter. Should you have any further questions or comments, please contact the undersigned at 763.542.0542.

Very truly yours,
/s/ Michael W. Malone
Michael W. Malone,
Vice President--Finance and Chief Financial Officer

cc:	Scott W. Wine Stacy L. Bogart Steven C. Kennedy